March 19, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street NE Washington, D.C. 20549

Attn:	Lily Dang, Staff Accountant Karl Hiller, Accounting Branch Chief Anuja A. Majmudar, Attorney-Advisor Laura Nicholson, Special Counsel

Re:	Inflection Point Acquisition Corp. Registration Statement on Form S-1 Filed March 5, 2021 File No. 333-253963

Ladies and Gentlemen:

On behalf of our client, Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-1 filed on March 5, 2021 (the “Registration Statement”), contained in the Staff’s letter dated March 16, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-1 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-1 filed March 5, 2021

The Offering, page 11

1.	We note your disclosure on page 17 that prior to the closing of your initial business combination, only holders of your Class B ordinary shares will have the right to vote on the appointment and removal of directors. Please disclose whether the company will be a controlled company as defined under Nasdaq’s rules. If so, disclose whether the company will utilize related corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include related risk factor disclosure.

Response: In response to the Staff’s comment, the Company advises the Staff that it has eliminated the restriction in the form of the Company’s amended and restated memorandum and articles of association that allowed only holders of Class B ordinary shares to vote on the appointment and removal of directors prior to the closing of the Company’s initial business combination. The Company has made corresponding revisions to its disclosure on the cover page and on pages 17, 19, 45, 129 and 131 of the First Amended Registration Statement.

2.	We note your disclosure on page 26 that each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 26, 100, 108 and 130 to disclose that shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting.

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United States Securities and Exchange Commission

March 19, 2021

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:  Michael Blitzer, Inflection Point Acquisition Corp.